Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following e-mail was sent to certain investors of Adobe Systems Incorporated on May 5, 2005:

On Wednesday, May 18, 2005, Macromedia will be hosting its Financial Analyst Meeting at their corporate headquarters in San Francisco. As you know, last month Adobe and Macromedia announced plans to merge the two companies later this year. We believe this event will be a good way for you to learn more about Macromedia's products and business strategy, and meet their management team. Bruce Chizen, CEO of Adobe, will also be presenting at the event.

If you wish to attend, or desire more information about the event, please contact Macromedia. Contact/RSVP details are provided below.

Sincerely,

Adobe Systems Investor Relations

You are cordially invited to attend Macromedia's Financial Analyst Meeting in the company's new headquarters at 601 Townsend Street, San Francisco, CA, on Wednesday, May 18, 2005 from 1:30 p.m. to 6:30 p.m.

Senior management will be providing an in-depth look at each of its businesses as well as discussing recent changes made to its sales model. Following the presentations, the Company will host a reception where attendees are encouraged to informally meet with management and see how customers have put our solutions to work.

Please register by May 11, 2005 to reserve a space. We look forward to seeing you there.

Reply by May 11, 2005: ir@macromedia.com

For questions, please e-mail Michael Look, VP Investor Relations at mlook@macromedia.com.

Directions: http://www.macromedia.com/macromedia/maps/sf_map.html

Agenda

Macromedia Strategy & Market Landscape—Stephen Elop, CEO, Macromedia

Adobe + Macromedia: Strategic Rationale—Bruce Chizen, CEO, Adobe

Establishing the Flash Platform—Kevin Lynch, EVP, Chief Software Architect

Designer & Developer Solutions—Kevin Lynch, EVP, Chief Software Architect

Business Solutions—Tom Hale, SVP & GM, CPT

Consumer Solutions—Al Ramadan, EVP & GM, Mobile & Devices

Sales Update—Don Hunt, SVP Worldwide Sales

Operating Results & Financials—Betsey Nelson, CFO

Q & A

Reception to follow

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.